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                                October 10, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Ms. Barbara C. Jacobs
                Ms. Megan Akst
                Ms. Kathleen Collins
                Ms. Rebekah Toton


         RE:      ISILON SYSTEMS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILED SEPTEMBER 1, 2006
                  FILE NO. 333-137078

Ladies and Gentlemen:

      On behalf of Isilon Systems, Inc. (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated September 28, 2006, relating to the Company's Registration Statement on Form S-1 (File No. 333-137078) filed with the Commission on September 1, 2006.

      The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

      In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response to that comment.

FORM S-1

GENERAL

1. COMMENTS ON YOUR CONFIDENTIAL TREATMENT REQUEST FOR EXHIBIT 10.15 WILL BE PROVIDED SHORTLY UNDER SEPARATE COVER.

      The Company acknowledges the Staff's comment and will await the Staff's further response.

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Securities and Exchange Commission
Division of Corporate Finance
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Page 2

2. WE WILL PROCESS YOUR AMENDMENTS WITHOUT PRICE RANGES. SINCE THE PRICE RANGE YOU SELECT WILL AFFECT DISCLOSURE IN SEVERAL SECTIONS OF THE FILING, WE WILL NEED SUFFICIENT TIME TO PROCESS YOUR AMENDMENTS ONCE A PRICE RANGE IS INCLUDED AND THE MATERIAL INFORMATION NOW APPEARING BLANK THROUGHOUT THE DOCUMENT HAS BEEN PROVIDED. PLEASE UNDERSTAND THAT THE EFFECT OF THE PRICE RANGE ON DISCLOSURE THROUGHOUT THE DOCUMENT MAY CAUSE US TO RAISE ISSUES ON AREAS NOT PREVIOUSLY COMMENTED ON.

      The Company intends to include pricing-related information and the material information that now appears blank in a pre-effective amendment, prior to circulating a preliminary prospectus to potential investors, and the Company acknowledges that the Staff may have additional comments when the Company files such amendment.

3. PLEASE CONFIRM THAT YOU DO NOT INTEND TO USE GATEFOLD GRAPHICS ON THE INSIDE COVER OF THE PROSPECTUS.

      The Company intends to use gatefold graphics on the inside cover of the prospectus. The Company will supplementally provide to the Staff, under separate cover, copies of the graphical materials and artwork that the Company intends to include in the Registration Statement.

TABLE OF CONTENTS

4. THE TABLE OF CONTENTS SHOULD REFERENCE THE MOST MATERIAL SECTIONS OF THE PROSPECTUS. IN THIS REGARD, PLEASE REVISE TO REMOVE THE REFERENCES TO EACH EXHIBIT.

      The Company has revised the Table of Contents in response to the Staff's comment.

5. PLEASE CONFIRM THAT THE DEALER PROSPECTUS DELIVERY OBLIGATION WILL BE LOCATED ON THE OUTSIDE BACK COVER PAGE. SEE REGULATION S-K ITEM 502(b).

      The Company notes the Staff's comment and has reviewed Item 502 of Regulation S-K. However, the Company believes that locating the disclosure regarding dealer prospectus delivery obligations on the first page following the front cover page rather than on the outside of the back cover page makes the disclosure more prominent, and thus more useful, to prospective investors. In addition, the Company notes that many other prospectuses have included the dealer prospectus delivery obligations on the table of contents page of the prospectus. For example, the Company refers the Staff to the prospectuses related to the initial public offerings of InnerWorkings, Inc., Osiris Therapeutics, Inc., Chart Industries, Inc., Replidyne, Inc., Omniture, Inc., Luna Innovations Incorporated, Basin Water, Inc., Corel Corporation, Nighthawk Radiology Holdings, Inc. and HouseValues, Inc., dated as of August 15, 2006, August 3, 2006, July 25, 2006, June 28, 2006, June 27, 2006, June 2, 2006, May
      11, 2006, April 25, 2006, February 8, 2006 and December 9, 2004,
      respectively. For these reasons, the Company respectfully requests that it be

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Securities and Exchange Commission
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      permitted to leave the disclosure regarding dealer prospectus delivery obligations in its current location.

PROSPECTUS SUMMARY, PAGE 1

COMPANY OVERVIEW, PAGE 1

6. PLEASE PUT YOUR STATEMENTS THAT YOU ARE "THE LEADING PROVIDER OF CLUSTERED STORAGE SYSTEMS FOR DIGITAL CONTENT" IN A MORE COMPLETE CONTEXT FOR INVESTORS BY PROVIDING QUALITATIVE OR QUANTITATIVE DOCUMENTS TO SUPPORT YOUR CLAIM. PLEASE EVALUATE THIS CHARACTERIZATION OF YOUR BUSINESS IN LIGHT OF YOUR DISCLOSURE ON PAGE 7 THAT SOME OF YOUR COMPETITORS HAVE "LONGER OPERATING HISTORIES, GREATER NAME RECOGNITION, LARGER CUSTOMER BASES AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, SALES, MARKETING AND OTHER RESOURCES THAN [YOU] HAVE."

      In response to the Staff's comment, the Company has revised its disclosure throughout Amendment No. 1 to state that the Company is "a leading provider of clustered storage systems for digital content." The Company respectfully advises the Staff that its statement that it is "a leading provider of clustered storage systems for digital content" is substantiated by a variety of independent sources, including industry analysts and technology industry publications. The Company competes against providers of traditional storage products. Some of these competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than the Company; however, in the emerging market of clustered storage, the Company has been recognized as having a leadership position. The following are industry reports that substantiate the Company's claim of being a leading provider of clustered storage systems for digital content. For the Staff's convenience, the Company is supplementally providing the relevant sections of these reports under separate cover and, with respect to each report, has marked the report to indicate the portions that substantiate the Company's claim.

      o Broadband-Testing, Report: Isilon Systems IQ Clustered Storage, July 2006: "Overall then, the sheer speed of deployment and ease of day-to-day data management with the IQ cluster means that the all-important OpEx costs are kept as low as possible. This makes the IQ solution an excellent product from an ROI perspective, as well as seemingly offering a unique approach to adding storage quickly and cost-effectively from day one. Very highly recommended and well worthy of our gold award for bringing something genuinely innovative to the NAS cluster area."

      o Enterprise Strategy Group (ESG), Brief: Isilon TrueScale - The Clustered Revolution is Upon Us (by Tony Asaro), March 2006: "Isilon TrueScale is a revolutionary approach to storage that leverages Isilon's best-in-class clustering technology, ease of use, and protection capabilities. Additionally, with three different types of nodes to choose from, including the Isilon IQ nodes, Accelerator IQ, and new EX nodes, the Isilon TrueScale clustering

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Securities and Exchange Commission
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            architecture adds value that is truly unique in the industry." and
            "Isilon provides an innovative, compelling, high performance, and cost effective storage cluster that is extremely easy to manage, regardless of the size of the cluster or the amount of capacity or data stored on it. Isilon provides a truly unique clustered solution that effectively changes the way we store data and creates a leap in efficiency and value."

      o     searchStorage.com, "Clustered storage will win," June 26, 2006:
            "However, not all clustered storage systems are created equal. Some are what I refer to as true clusters. True clusters provide a single logical storage system, so that any application can access any piece of data stored on it through any storage controller in the cluster. A true cluster also provides aggregation of all hardware resources as a single system. A true clustered storage system will greatly improve performance and provide a single level of management as more storage controllers are added to the cluster. The Isilon IQ NAS storage system is one of the best examples of a true storage cluster. Regardless of the number of physical nodes that are in an Isilon cluster, it is one logical device. This means that no matter how big the cluster gets, it remains easy to manage." Available free of charge online at:
            http://searchstorage.techtarget.com/columnItem/
            0,294698,sid5_gci1195436,00.html

      o eWeek, "Excellence Awards Winners..." June 19, 2006: "Category - Enterprise Storage Hardware. Winner - Isilon Systems Isilon IQ." Isilon IQ's ability to cluster multiple performance and storage nodes gives it a level of flexibility not available in most NAS (network-attached storage) solutions today. The judges also liked the ease of use of Isilon IQ, which allows IT managers to add new nodes without disrupting user access to data. In addition, thanks to a shared global namespace, data can be moved across nodes transparently without forcing users to remap their network drives." Available free of charge online at: http://www.eweek.com/article2/0,1895,1977826,00.asp

      o InfoWorld, "Cedars-Sinai cures storage ills with clustered NAS," June 15, 2006: "For Cedars-Sinai, Isilon offered the perfect solution. In April of last year the Center installed two tiers of Isilon clustered storage systems: an IQ1920 to collect data series from the mass spectrometer and an IQ6000 for long-term storage to support the supercomputing cluster. The 1920 can collect data independently for two to three weeks. When appropriate, the data is pushed to the 6000. The Cedar-Sinai experience exemplifies the main advantages of a clustered NAS system such as the Isilon IQ. The Isilon solution's single namespace can seamlessly grow to hundreds of terabytes, and it makes updates easy. Cedars-Sinai's initial installation was about 20TB, but the total system has grown to almost 300TB. The hospital has been adding 30TB every two months without downtime. Moreover, the cost of the Isilon system was comparable or lower than previous solutions the hospital tried." Available free of charge online at: http://www.infoworld.com/article/06/06/15/
            78962_25FEnasclustercase_1.html?s=feature

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Securities and Exchange Commission
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October 10, 2006
Page 5

      The Company respectfully submits that the foregoing supplemental information provides support for the Company's leadership position.

7. WITH RESPECT TO ANY THIRD-PARTY STATEMENTS, SUCH AS THE MARKET DATA BY IDC AND ESG, PRESENTED IN YOUR DISCLOSURE, PLEASE REVISE THE PROSPECTUS AS NECESSARY TO PROVIDE THE DATE OF THE REPORT OR CITED INDUSTRY INFORMATION AND KEY ASSUMPTIONS UNDERLYING THE CITED STATISTIC. PLEASE PROVIDE US WITH THE RELEVANT PORTIONS OF THE INDUSTRY RESEARCH REPORTS YOU CITE. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK EACH SOURCE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE STATISTIC AND CROSS-REFERENCE IT TO THE APPROPRIATE LOCATION IN YOUR PROSPECTUS.

      The Company has supplementally provided to the Staff marked copies of the relevant sections of the January 2006 ESG research report and two May 2006 IDC market analysis reports that support the market estimates included in the Registration Statement. In addition, the Company has revised the Summary section of the Prospectus on page 1 and the section entitled Industry Background on page 49 to add the requested disclosure.

8. PLEASE RELOCATE THE PARAGRAPH REGARDING TRADEMARKS. INFORMATION IN THE SUMMARY MUST BE LIMITED TO A BRIEF OVERVIEW OF THE KEY ASPECTS OF THE OFFERING. SEE ITEM 503 OF REGULATION S-K.

      In response to the Staff's comment, the Company has relocated the sentences regarding trademarks to the bottom of the Table of Contents page.

RISK FACTORS, PAGE 7

9. YOUR REFERENCE TO UNKNOWN OR IMMATERIAL RISKS IN THE THIRD SENTENCE OF YOUR INTRODUCTORY PARAGRAPH MAY GIVE READERS THE IMPRESSION THAT THERE ARE MATERIAL RISKS THAT HAVE NOT BEEN IDENTIFIED. PLEASE REVISE TO SIMPLY STATE THAT ALL MATERIAL RISKS ARE DESCRIBED IN THIS SECTION.

      The Company has revised this sentence on page 7 to address the Staff's comment.

10. PLEASE REVIEW EACH RISK FACTOR HEADING TO ENSURE IT CLEARLY CONVEYS A SEPARATE, DETAILED RISK TO INVESTORS REGARDING YOUR COMPANY, INDUSTRY OR THE OFFERING. MANY OF THE SUBHEADINGS MERELY STATE A FACT ABOUT YOUR BUSINESS WITHOUT FULLY DESCRIBING THE RISKS ASSOCIATED WITH THAT FACT. FOR EXAMPLE, WE NOTE THE FOLLOWING "[W]E ARE SUBSTANTIALLY DEPENDENT ON CUSTOMERS IN A SMALL NUMBER OF INDUSTRIES...," "[I]F WE FAIL TO MANAGE FUTURE GROWTH EFFECTIVELY, OUR BUSINESS WOULD BE HARMED," AND "[O]UR USE OF OPEN SOURCE AND THIRD-PARTY SOFTWARE COULD IMPOSE LIMITATIONS ON OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS." PLEASE REVISE EACH OF YOUR SUBHEADINGS TO ENSURE THAT THEY DISCLOSE THE SPECIFIC RISK OR RISKS THAT YOU ARE DISCUSSING IN THE TEXT. ADDITIONALLY, RATHER THAN STATING THAT A FACTOR COULD "ADVERSELY AFFECT" OR "HARM" YOUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS,

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Securities and Exchange Commission
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October 10, 2006
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      THE SUBHEADING SHOULD INDICATE WHAT THE ADVERSE OR HARMFUL EFFECTS MIGHT
      BE, SUCH AS REDUCED INCOME OR REVENUES OR LOSS OF CUSTOMERS.

      The Company has revised the headings throughout the Risk Factors section to address the Staff's comments.

IF WE ARE UNABLE TO MAINTAIN OR REPLACE OUR RELATIONSHIPS WITH CUSTOMERS...
PAGE 9

11. WE NOTE THAT YOUR TOP TWO CUSTOMERS ACCOUNTED FOR APPROXIMATELY 23% OF YOUR REVENUES IN FISCAL 2005 AND 32% OF REVENUES THROUGH THE FIRST SIX MONTHS OF FISCAL 2006. REVISE TO NAME ALL CUSTOMERS THAT ACCOUNTED FOR MORE THAN 10% OF YOUR TOTAL REVENUES DURING THE PERIODS PRESENTED IN THE PROSPECTUS HERE AND ELSEWHERE AS APPROPRIATE. GIVEN THAT EASTMAN KODAK REPRESENTED 60%, 20% AND 15% OF YOUR TOTAL REVENUES FOR FISCAL 2004, FISCAL 2005 AND THE FIRST SIX MONTHS OF FISCAL 2006, RESPECTIVELY, IT APPEARS THAT YOU ARE SUBSTANTIALLY DEPENDENT ON YOUR RELATIONSHIP WITH THIS CUSTOMER AND ALL MATERIAL AGREEMENTS WITH THIS CUSTOMER SHOULD BE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. IF YOU ARE MATERIALLY DEPENDENT ON ANY OTHER AGREEMENTS WITH SIGNIFICANT CUSTOMERS, SUCH AGREEMENTS SHOULD BE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. SEE
      ITEM 601(b)(10) OF REGULATION S-K.

      The Company has revised the risk factor on page 9 to reflect the names of the customers that accounted for more than 10% of the Company's total revenue during the periods presented, and corresponding changes have been made to pages 40 and 41.

      The Company advises the Staff that Eastman Kodak Company as well as many other customers of the Company purchase the Company's products on a purchase order basis. Consequently, the Company does not have any continuing agreements with Eastman Kodak Company (or any other customer that accounted for more than 10% of the Company's total revenue during the periods presented) for the purchase and sale of products as provided in
      Item 601(b)(10)(ii)(A) of regulation S-K. The Company respectfully advises the Staff that it does not believe that Item 601(b)(10) of Regulation S-K requires the Company to file these purchase orders as exhibits to the Registration Statement because they are customer contracts of the type that ordinarily accompany the business conducted by the Company and individually are immaterial, particularly because the Company does not have any continuing purchase commitments from these customers.

A SIGNIFICANT PERCENTAGE OF OUR EXPENSES IS FIXED..., PAGE 13

12. IT IS UNCLEAR FROM THE TEXT OF THIS RISK FACTOR WHY A SIGNIFICANT PERCENTAGE OF YOUR EXPENSES IS FIXED. PLEASE EXPAND YOUR DISCLOSURE TO PUT THIS RISK TO YOUR BUSINESS IN CONTEXT FOR INVESTORS.

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 7

      We have reviewed final S-1 amendments for a number of companies whose initial public offerings recently closed and for which a substantially similar operating cost structure would be applicable. None of them contained a risk factor on fixed expenses. The Company acknowledges the Staff's comment and has deleted the above-referenced risk factor.

USE OF PROCEEDS, PAGE 23

13. WE NOTE THAT THE VAST MAJORITY OF YOUR NET PROCEEDS WILL BE USED FOR WORKING CAPITAL AND GENERAL CORPORATE PURPOSES. PLEASE PROVIDE MORE MEANINGFUL DISCLOSURE OF AREAS WHERE YOU INTEND TO USE THE NET PROCEEDS. REVISE TO DISCLOSE THE AMOUNT OUTSTANDING UNDER YOUR CREDIT FACILITY WITH SILICON VALLEY BANK, AS OF A RECENT DATE. DO YOU ANTICIPATE MATERIALLY INCREASING EXPENDITURES ON MARKETING OR RESEARCH AND DEVELOPMENT? IN THIS REGARD, WE NOTE YOUR DISCLOSURE IN MD&A THAT YOU ANTICIPATE MOST COSTS INCREASING IN TOTAL DOLLARS BUT DECREASING AS A PERCENTAGE OF REVENUES. REVISE TO PROVIDE MORE ROBUST DISCLOSURE ON HOW YOU INTEND TO USE THE NET PROCEEDS OF THIS OFFERING.

      The Company has modified the section entitled Use of Proceeds on page 23 in response to the Staff's comment. The Company supplementally advises the Staff that, although it plans to increase these expenses, it does not have fixed amounts of funds allocated to any particular area, as the amount of expenses will be largely dependent on numerous factors, including the level of cash provided to the Company through product sales, the gross margins that it generates and the costs of any proposed activity.

CAPITALIZATION, PAGE 24

14. CONSIDERING INSERTING A SECTION TO PRECEDE YOUR DISCUSSION OF CAPITALIZATION TO DISCLOSE THE MATERIAL TERMS OF YOUR OUTSTANDING CONVERTIBLE PREFERRED STOCK, INCLUDING THE MATERIAL TERMS OF THE CONVERSION OF EACH CLASS OF PREFERRED STOCK AND MATERIALLY COMPLETE DESCRIPTIONS OF ALL OTHER AGREEMENTS (E.G., INVESTORS' RIGHTS AGREEMENT AND VOTING AGREEMENT) ASSOCIATED WITH THE ISSUANCE OF THESE SECURITIES AND/OR YOUR RELATIONSHIP WITH THE HOLDERS OF THESE SECURITIES. WE NOTE THAT THIS INFORMATION CAN BE GATHERED FROM VARIOUS SECTIONS OF THE REGISTRATION STATEMENT, BUT LOCATING SUCH INFORMATION IN ONE SECTION CLOSER TO THE FOREPART OF THE PROSPECTUS WOULD CLARIFY YOUR DISCLOSURE REGARDING THESE SECURITIES FOR INVESTORS.

      The Company respectfully advises the Staff that it believes that disclosure of the material terms of the outstanding convertible preferred stock in the Capitalization section would be confusing to potential investors. Immediately prior to the closing of the initial public offering, all outstanding shares of preferred stock will convert into shares of common stock, and each outstanding warrant to purchase shares of preferred stock will convert into a warrant to purchase shares of common stock. As a result, at the time potential investors become stockholders, there will no longer be any shares of preferred stock outstanding and, with the exception of the registration rights provided for in the investors' rights agreement (which are described under the heading

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 8

      Registration Rights on pages 82 through 83 of the prospectus), the terms of the common stock issued upon conversion of the preferred stock will be identical to the terms of all other outstanding shares of common stock of the Company. The Company has included a detailed description of the terms of its outstanding preferred stock and prefered stock warrants in note 6 to its consolidated financial statements (pages F-19 through F-22). In addition, the Company has reviewed recent final Form S-1 amendments for similarly situated companies that had preferred stock that converted upon the closing of the initial public offering and could not find examples of this type of disclosure in the Capitalization section.

DILUTION, PAGE 25

15. PLEASE PROVIDE US WITH YOUR CALCULATION OF THE PRO FORMA NET TANGIBLE BOOK VALUE AND PER SHARE BOOK VALUE OF $12.4 MILLION AND $0.10, RESPECTIVELY AS OF JULY 2, 2006 AS WE CANNOT READILY RECONCILE THIS AMOUNT. ENSURE THAT THESE AMOUNTS RECONCILE TO YOUR BALANCE SHEET AND RELATED NOTES.

      The Company supplementally advises the Staff that the Company's calculation of the pro forma net tangible book value and per share book value of $12.4 million and $0.10, respectively, is as follows:

                                                                   AS OF JULY 2,
(dollars in thousands except per share data)                           2006
                                                                  --------------
Total tangible assets                                             $      39,992

Total liabilities                                                       (39,483)

Net proceeds from Series E financing (1)                                 10,000

Warrant liability (2)                                                     1,851
                                                                  -------------
NET TANGIBLE BOOK VALUE                                           $      12,360
                                                                  =============

Common stock                                                         19,912,669

Convertible preferred stock - Series A-D (3)                        100,293,521

Convertible preferred stock - Series E (4)                            4,097,354
                                                                  -------------
Total shares                                                        124,303,544

NET TANGIBLE BOOK VALUE PER SHARE                                 $        0.10

(1) This amount relates to the issuance and sale by the Company of 4,097,354 shares of its Series E convertible preferred stock for net proceeds of $10.0 million occurring subsequent to the end of the second quarter on July 19, 2006. Please note that when the Company includes its consolidated financial statements as of and for the nine months ended October 1, 2006, this amount will be reflected on the face of the consolidated balance sheet in the Registration Statement.

(2) This amount relates to the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of the Company's convertible preferred stock into warrants to purchase shares of common stock upon the closing of this offering.

(3) This amount reflects the automatic conversion of all shares of the Company's convertible preferred stock outstanding as of July 2, 2006 into common stock upon closing of this offering.

(4) This amount reflects the automatic conversion of the Series E convertible preferred stock into common stock upon closing of this offering.

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW, PAGE 30

16. CONSIDER EXPANDING YOUR "OVERVIEW" TO INCLUDE MANAGEMENT'S PERSPECTIVE ON THE BUSINESS. CONSIDER USING THIS SECTION TO PROVIDE AN EXECUTIVE LEVEL OVERVIEW OF THE COMPANY TO PROVIDE CONTEXT FOR THE REMAINDER OF THE MD&A DISCUSSION. IDENTIFY THE FACTORS THAT YOUR COMPANY'S EXECUTIVES FOCUS ON IN EVALUATING THE FINANCIAL CONDITION AND OPERATING PERFORMANCE OF YOUR BUSINESS. CONSIDER ADDRESSING THE MATERIAL OPERATIONS, RISKS AND CHALLENGES FACING YOUR COMPANY AND HOW IS MANAGEMENT DEALING WITH THESE ISSUES. REFER TO RELEASE 33-8350 ON OUR WEBSITE AT WWW.SEC.GOV.

      In response to the Staff's comment, the Company has added a section entitled Key Business Metrics on page 31 immediately following the section entitled Overview.

RESULTS OF OPERATIONS, PAGE 35

17. IN YOUR DISCUSSIONS OF THE RESULTS OF OPERATIONS, YOU REFER TO THE TYPE OF CHANGES THAT ARE AGGREGATED IN EACH INCOME STATEMENT LINE ITEM, HOWEVER, YOU HAVE NOT QUANTIFIED OR DISCUSSED THE COMPONENTS THAT CONTRIBUTED TO EACH MATERIAL CHANGE. PLEASE REVISE THE FILING TO QUANTIFY AND DISCUSS EACH MATERIAL CHANGE AND IDENTIFY THE FACTOR OR EVENT THAT CONTRIBUTED TO EACH CHANGE. FOR INSTANCE, YOUR DISCLOSURES INDICATE THAT THE INCREASE IN REVENUES HAS BEEN DRIVEN PRIMARILY BY AN EXPANSION OF YOUR CUSTOMER BASE, INCREASED PURCHASES OR REORDERS FROM EXISTING CUSTOMERS AND GROWTH IN YOUR CUSTOMERS AVERAGE ORDER SIZE. REVISE YOUR DISCLOSURE TO PROVIDE QUANTIFICATION OR QUALIFICATION OF THE CONTRIBUTION OF THESE FACTORS TO YOUR RAPID INCREASE IN REVENUES OVER THE PERIODS PRESENTED. DISCLOSE REVENUES ATTRIBUTABLE TO NEW CUSTOMERS VERSUS REPEAT CUSTOMERS. IS ONE OF THESE TYPES OF CUSTOMER MORE IMPORTANT TO THE SUCCESS AND GROWTH OF YOUR BUSINESS THAN THE OTHER? REFER TO SECTION TO III.D OF SEC RELEASE 33-6835 AND FRC 501.04 FOR GUIDANCE.

      The Company has revised the section entitled Results of Operations and the subsequent sections providing period-to-period comparisons in response to the Staff's comment.

      The Company considers new customers and repeat customers to be equally important to the success and growth of its business. The Company has added a qualitative description of these factors in the new Key Business Metrics section on page 31 for a discussion of initial and repeat sales orders.

18. MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD ALSO INCLUDE DISCLOSURE BASED ON CURRENTLY KNOWN TRENDS, EVENTS AND UNCERTAINTIES THAT ARE REASONABLY EXPECTED TO HAVE MATERIAL EFFECTS UPON YOU. PLEASE REVISE THE FILING TO DISCUSS ANY KNOWN MATERIAL TRENDS RELATING TO

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 10

      THE GROWTH OF YOUR REVENUES. FOR EXAMPLE, DISCUSS WHEN YOUR SOFTWARE PRODUCTS ARE SUBJECT TO OBSOLESCENCE OR DECLINING SALES TRENDS, INCLUDING ANY PLANS TO UPDATE SUCH APPLICATIONS, IF NECESSARY. PLEASE QUANTIFY THE EXPECTED EFFECTS OF THESE AND OTHER KNOWN, MATERIAL TRENDS, EVENTS AND UNCERTAINTIES ON YOUR FUTURE RESULTS TO THE EXTENT POSSIBLE. PLEASE SEE
      SECTION III.B.3 OF RELEASE NO. 33-8350 FOR ADDITIONAL GUIDANCE.

      The Company has revised the section entitled Results of Operations on pages 36 through 40 in response to the Staff's comment.

      The Company respectfully advises the Staff that its software products are sold to its customers in the form of an operating system and other software applications embedded into its systems, and also separately as an add-on software application. The Company's customers typically purchase software support which provides them with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. The Company does not carry inventory of software products. As such, the Company does not believe that its software is subject to obsolescence. Through July 2, 2006, the Company has had available for sale only one type of stand-alone software application, which constituted an immaterial amount of total revenue, and therefore does not have meaningful historical data on trends related to software application products.

19. WE NOTE THAT YOUR BORROWINGS HAVE MATERIALLY INCREASED AS OF JULY 2, 2006 AS A RESULT OF THE SUBORDINATED DEBT FINANCING CLOSED IN THE FIRST QUARTER OF 2006. PLEASE REVISE THE FILING TO EXPLAIN THE REASONS FOR INCURRING MATERIAL AMOUNTS OF ADDITIONAL DEBT AND THE USE OF THE PROCEEDS, AND ANALYZE HOW THE INCURRENCE AND REPAYMENT OF THAT DEBT FITS INTO THE OVERALL BUSINESS PLAN, IN EACH CASE TO THE EXTENT MATERIAL. IN ADDITION, WHERE THE DEBT WAS INCURRED FOR GENERAL WORKING CAPITAL PURPOSES, THE ANTICIPATED AMOUNT AND TIMING OF WORKING CAPITAL NEEDS SHOULD BE DISCUSSED, TO THE EXTENT MATERIAL. REFER TO SECTION IV.A. OF SEC RELEASE 33-8350 FOR ADDITIONAL GUIDANCE.

      The Company believes that the section entitled Liquidity and Capital Resources is the more appropriate section to address the Company's past borrowings as well as its rationale for utilizing the amount of debt financing as a source of funding, and has revised the disclosure on page 45 in that section to provide more information as to the reasons for the borrowings and on page 44 to indicate that the Company does not anticipate further borrowing.

RESEARCH AND DEVELOPMENT EXPENSES, PAGE 37

20. TELL US IF YOU ARE SUBSTANTIALLY DEPENDENT ON YOUR CONTRACT WITH THE THIRD-PARTY ENGINEERING PROVIDER IN MOSCOW. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 30 THAT YOUR OPERATIONS ARE MORE EFFICIENT AND FLEXIBLE, IN PART, BECAUSE YOU OUTSOURCE CERTAIN RESEARCH AND DEVELOPMENT ACTIVITIES. IF SO, PLEASE NAME THIS PROVIDER AND FILE ANY AGREEMENTS WITH THIS ENTITY AS EXHIBITS TO THE REGISTRATION STATEMENT.

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Securities and Exchange Commission
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October 10, 2006
Page 11

      In response to the Staff's comment, the Company supplementally advises the Staff that it is not substantially dependent on its contract with the third-party engineering provider in Moscow. The Company has to date outsourced relatively insignificant elements of its research and development operations to the third-party engineering provider, although the Company is currently assessing the feasibility of expanding the type and amount of functions to be similarly outsourced to this or other third-party providers. Additionally, payments to this provider have not constituted a material portion of the Company's research and development expenses to date. Accordingly, the Company respectfully advises the Staff that its agreement with the third-party engineering provider in Moscow is not material at this time. If, in the future, this agreement or any similar agreement becomes material, the Company will file it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

FIRST SIX MONTHS OF 2006 COMPARED TO FIRST SIX MONTHS OF 2005, PAGE 38

21. REVISE TO QUANTIFY THE FACTORS CONTRIBUTING TO THE PERIOD OVER PERIOD CHANGES IN REVENUES AND GROSS MARGIN, RATHER THAN STATING VARIOUS CHANGES WERE "PRIMARILY DUE TO" CERTAIN FACTORS. REVISE TO NAME ALL CUSTOMERS THAT ACCOUNT FOR GREATER THAN 10% OF TOTAL REVENUES DURING THE PERIODS PRESENTED. REVISE TO QUANTIFY THE EXTENT TO WHICH INCREASES IN REVENUES AND GROSS MARGINS ARE ATTRIBUTABLE TO INCREASES IN VOLUME, PRICES AND NEW PRODUCTS PURSUANT TO REGULATION S-K, ITEM 303(a)(3)(III). FOR EXAMPLE, YOU STATE THAT GROSS MARGIN FOR PRODUCT REVENUES INCREASED, IN PART, DUE TO "A FAVORABLE SHIFT IN PRODUCT MIX" AND ON PAGE 40 YOU STATE THAT SERVICE REVENUES GROSS MARGIN INCREASED DUE TO HIGHER AVERAGE SELLING PRICES OF SERVICES. NOTE THIS COMMENT ALSO APPLIES TO YOUR RESULTS OF OPERATION DISCUSSION FOR FISCAL YEARS 2005 COMPARED TO 2004 AND 2004 COMPARED TO 2003.

      The Company has revised the disclosure on pages 36, 38 and 40 through 42 of Amendment No. 1 to the Registration Statement to disclose more fully factors that contributed to the period over period changes in revenue and gross margin pursuant to Regulation S-K, Item 303(a)(3)(iii). The Company has also revised the disclosure to name all customers that accounted for greater than 10% of total revenue during the period presented.

QUARTERLY RESULTS OF OPERATIONS, PAGE 42

22. WE NOTE YOUR USE OF THE NON-GAAP MEASURE, EBITDA AS A PERFORMANCE MEASURE ON PAGE 43 OF THE FILING. TELL US HOW YOU CONSIDERED ITEM 10(e)(1)(i) AND
      (II) OF REGULATION S-K AND QUESTION 8 OF FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES TO INCLUDE THE FOLLOWING
      DISCLOSURES:

      - THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS;

      -     THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A
            MEASURE;

      - THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE; AND

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October 10, 2006
Page 12

      - THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS.

      ALSO, TELL US WHY YOU HAVE NOT PROVIDED A RECONCILIATION OF EBITDA TO THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE PURSUANT TO ITEM 10(e)(1)(i)(B) OF REGULATION S-K. WE ALSO REFER YOU TO QUESTION 15 OF THE FAQ.

      The Company has decided not to include a presentation of the non-GAAP measure, EBITDA, in the Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 44

23. YOUR DISCLOSURE APPEARS TO BE A MERE RECITATION OF CHANGES AND OTHER INFORMATION EVIDENT FROM THE FINANCIAL STATEMENTS. PLEASE REVISE YOUR DISCLOSURE TO FOCUS ON THE PRIMARY DRIVERS OF AND OTHER MATERIAL FACTORS NECESSARY TO AN UNDERSTANDING OF YOUR CASH FLOWS AND THE INDICATIVE VALUE OF HISTORICAL CASH FLOWS. IN ADDITION, WHERE THERE HAS BEEN MATERIAL VARIABILITY IN HISTORICAL CASH FLOWS, YOUR DISCUSSION SHOULD FOCUS ON THE UNDERLYING REASONS FOR THE CHANGES, AS WELL AS ON THEIR REASONABLY LIKELY IMPACT ON FUTURE CASH FLOWS. WE REFER YOU TO THE COMMISSION'S "GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" RELEASE NO. 33-8350, SECTION IV.B FOR GUIDANCE.

      The Company has revised the section entitled Liquidity and Capital Resources on pages 44 through 46 in response to the Staff's comment.

BUSINESS, PAGE 48

24. WE NOTE YOUR DISCLOSURE ON PAGE 52 REGARDING NBC'S USE OF YOUR SOLUTIONS DURING THE 2004 SUMMER OLYMPICS. PLEASE CONFIRM THAT NBC HAS REVIEWED THIS DISCLOSURE.

      The Company respectfully advises the Staff that, prior to the initial filing of the Registration Statement, NBC reviewed and consented to the disclosure regarding NBC's use of the Company's solutions during the 2004 Summer Olympics.

25. REVISE TO PROVIDE MATERIALLY COMPLETE DISCUSSIONS OF YOUR RELATIONSHIP WITH YOUR SUPPLIERS AND DISTRIBUTORS, INCLUDING YOUR SELLING ARRANGEMENTS WITH VALUE-ADDED RESELLERS AND OTHER DISTRIBUTION PARTNERS.

      The Company has revised the section entitled Sales and Marketing on page 57 to provide the requested disclosure. In addition, the Company notes that the risk factor regarding resellers and other distribution partners on page 10 also addresses the Staff's comment.

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October 10, 2006
Page 13


      The Company advises the Staff that Sanmina-SCI is the Company's only supplier that is material to its business and the relationship with Sanmina-SCI is described in the section entitled Manufacturing on page 58 (as revised in accordance with the Staff's comment number 29 below).

26. PLEASE ALSO REVISE YOUR DISCLOSURE TO ADDRESS GOVERNMENTAL REGULATION WITHIN YOUR INDUSTRY. FOR EXAMPLE, ON PAGE 17 YOU REFERENCE U.S. EXPORT CONTROLS RELATING TO YOUR PRODUCTS THAT INCLUDE ENCRYPTION TECHNOLOGY. AS ANOTHER EXAMPLE, ARE YOU SUBJECT TO ANY ENVIRONMENTAL REGULATION, SUCH AS THAT NOTED ON PAGE 17.

      The Company has inserted a new section entitled Governmental Regulation on page 60.

27. REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEM 101(d)(1) REGARDING FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS IN THIS SECTION OR CROSS-REFERENCE TO THE LOCATION OF SUCH DISCLOSURE IN YOUR FINANCIAL STATEMENTS.

      The Company has revised the section entitled Customers on page 57 to provide the requested disclosure and cross-reference.

SALES AND MARKETING, PAGE 57

28. WE NOTE YOUR STATEMENT ON PAGE 8 THAT A SIGNIFICANT PORTION OF YOUR QUARTERLY SALES TYPICALLY OCCUR NEAR THE END OF THE QUARTER. REVISE YOUR DISCLOSURE IN THIS SECTION, IF APPLICABLE, TO DISCLOSE ANY SEASONAL ASPECTS OF YOUR BUSINESS. SEE ITEM 101(c)(1)(v) OF REGULATION S-K.

      The Company has revised the section entitled Quarterly Results of Operations on pages 43 through 44 in response to the Staff's comment.

MANUFACTURING, PAGE 58

29. WE NOTE YOUR DISCLOSURE IN THE RISK FACTORS SECTION THAT YOU ARE SUBSTANTIALLY DEPENDENT UPON YOUR RELATIONSHIP WITH SANMINA SCI CORPORATION. REVISE TO DISCLOSE THE MATERIAL TERMS OF YOUR CONTRACTUAL RELATIONSHIP WITH THIS SUPPLIER CONSISTENT WITH YOUR APPLICATION FOR CONFIDENTIAL TREATMENT.

      The Company has revised the section entitled Manufacturing on page 58 in accordance with the Staff's comment.

30. TO THE EXTENT APPLICABLE, REVISE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEMS 101(c)(1)(VI) AND (VIII) REGARDING WORKING CAPITAL AND BACKLOG.

      The Company refers the Staff to the revised section entitled Revenue Recognition on page 32 and the section entitled Manufacturing on Page 58 in accordance with the Staff's comment regarding working capital.


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Page 14


      The Company respectfully advises the Staff of its opinion that providing disclosure information on its backlog of orders would not be meaningful as an indicator of the Company's future revenue. Customer orders may be cancelled or delivery rescheduled based on customers' needs, resulting in fluctuations of the amount of backlog orders. Additionally, a majority of the Company's revenue generated in each quarter to date has resulted from orders made in that quarter rather than from backlog orders at the beginning of the quarter.

COMPETITION, PAGE 58

31. REVISE TO STATE, IF KNOWN OR REASONABLY AVAILABLE, YOUR COMPETITION POSITION WITHIN THE MARKETS IN WHICH YOU COMPETE. SEE ITEM
      101(C)(1)(X).

      The Company respectfully advises the Staff that the Company believes that there is no practical method for the Company to provide more specific quantified or qualitative disclosure regarding its market share in each of its markets because of the number of industries in which the Company competes and the diverse nature of its competitors. The Company's target markets are composed of several discrete industries, including industries such as media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences and manufacturing, and the federal government, each of which may have different demands for storage products. As a result, the Company is unable to quantify market share information in a way that can be verified.

MANAGEMENT, PAGE 61

EXECUTIVE COMPENSATION, PAGE 66

32.   IT IS UNCLEAR WHY THE COMMISSIONS PAID TO MR. SCOLLARD ARE
      CHARACTERIZED AS "OTHER ANNUAL COMPENSATION" RATHER THAN SALARY OR BONUS. SEE ITEM 402(b)(2)(III) OF REGULATION S-K. PLEASE ADVISE.

      The Company has revised the Summary Compensation Table on page 67 to characterize the commissions paid to Mr. Scollard as a bonus.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS, PAGE 68

33. PLEASE REVISE TO DESCRIBE THE TERMS AND CONDITIONS OF ALL EMPLOYMENT AGREEMENTS WITH YOUR NAMED EXECUTIVE OFFICERS. SEE ITEM 402(h) OF REGULATION S-K. FOR EXAMPLE, PLEASE REVISE TO DISCLOSE THE TERMS OF THE "ISSUANCE OF CERTAIN STOCK OPTIONS AND OTHER CUSTOMARY BENEFITS" ASSOCIATED WITH EACH AGREEMENT. REVISE TO STATE THE TERMS UNDER WHICH MR. SCOLLARD RECEIVES COMMISSIONS.

      The Company has revised the disclosure in each of the paragraphs on pages 69 and 70 to clarify that "customary benefits" are those benefits that it provides to its employees generally, such as


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Division of Corporate Finance
October 10, 2006
Page 15


      health insurance, vacation and other similar programs. In addition, the Company respectfully advises the Staff that the offer letters described in the section entitled Employment Agreements and Change in Control Arrangements are at-will agreements that were entered into at the commencement of employment. These offer letters provide for the officer's salary and target bonus at the time he or she was hired, as well as the general terms of an option grant. The terms of these offer letters do not reflect the current salary, bonus or total equity holdings of the named executive officers, which are disclosed elsewhere in the Management section. The Company believes that disclosing terms of the original offer letters, which are no longer the current terms of employment for these executives and which are inconsistent with the information disclosed elsewhere in the prospectus, for example in the Summary Compensation Table, could be confusing or misleading to investors.

      The Company has revised the text on page 69 to indicate that Mr. Scollard receives sales commissions pursuant to sales commission guidelines established by the compensation committee.

PRINCIPAL AND SELLING SHAREHOLDERS, PAGE 79

34. PLEASE NOTE THAT ONCE YOU DETERMINE THE PARTICIPANTS AND SIZE OF THE SECONDARY COMPONENT OF THIS OFFERING, YOU SHOULD REVISE THIS SECTION TO PROVIDE THE INFORMATION REQUIRED BY ITEM 507 OF REGULATION S-K.

      The Company intends to include the requested information in a pre-effective amendment prior to circulating any preliminary prospectus to potential investors. The Company acknowledges that the Staff may have additional comments when the Company files such amendment.

DESCRIPTION OF CAPITAL STOCK, PAGE 81

35. PLEASE FILE A COPY OF THE WARRANTS DESCRIBED IN THIS SECTION AS AN EXHIBIT WITH YOUR NEXT AMENDMENT. PLEASE ALSO CONFIRM THAT EXHIBIT 4.2, THE FOURTH AMENDED AND RESTATED INVESTORS' RIGHT AGREEMENT, IS THE ONLY AGREEMENT GOVERNING THE REGISTRATION RIGHTS DESCRIBED ON PAGES 81-82.

      The Company has filed the warrants as exhibits 10.27, 10.28, 10.29 and
      10.30 to Amendment No. 1 to the Registration Statement. The Company confirms that the Fourth Amended and Restated Investors' Right Agreement is the only agreement governing the registration rights described on pages 82 through 83.

WHERE YOU CAN FIND INFORMATION, PAGE 92

36. REVISE TO CLARIFY THAT UPON EFFECTIVENESS OF THIS REGISTRATION STATEMENT YOU WILL BE SUBJECT TO REPORTING REQUIREMENTS.


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Page 16


      The Company has revised the section entitled Where You Can Find Additional Information on page 94 in response to the Staff's comment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

37. WE NOTE THAT AUDITOR'S OPINION REFERS TO GENERALLY ACCEPTED ACCOUNTING STANDARDS ACCEPTED IN THE UNITED STATES. PURSUANT TO THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD BYLAWS AND RULES AS 1 ("AS 1"), THE AUDITOR'S OPINION SHOULD REFERENCE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD. TELL US HOW THE AUDITOR'S OPINION INCLUDED IN YOUR FILING COMPLIES WITH THE GUIDANCE IN AS 1 OR REVISE ACCORDINGLY.

      Responsive changes to the auditor's opinion are included in Amendment No. 1 to the Registration Statement referencing the standards of the Public Company Accounting Oversight Board. Please refer to page F-2.

CONSOLIDATED BALANCE SHEETS, PAGE F-3

38. PLEASE REVISE YOUR CONSOLIDATED BALANCE SHEET TO REFLECT BOTH THE AUTOMATIC CONVERSION OF ALL SHARES OF CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK AS WELL AS THE RECLASSIFICATION OF THE PREFERRED STOCK WARRANT LIABILITY TO ADDITIONAL PAID-IN-CAPITAL UPON COMPLETION OF THIS OFFERING.

      The Company respectfully advises the Staff that its presentation of the Pro Forma Stockholders' Equity column on the face of the consolidated balance sheet on page F-3 currently reflects the impact on Mandatorily Redeemable Convertible Preferred Stock and the components of Stockholders' Deficit of both the conversion of all shares of convertible preferred stock into common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital upon completion of the proposed offering. The Company has revised the disclosure in Amendment No. 1 to the Registration Statement to clarify this by including the pro forma Preferred Stock Warrant Liability amount of $0 in the Pro Forma Stockholders' Equity column on the face of the consolidated balance sheet.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-11

39. PLEASE CLARIFY FOR US HOW YOU RECOGNIZE REVENUES ON SALES TO DISTRIBUTORS. TELL US IF YOU OFFER THESE DISTRIBUTORS ANY RIGHTS-OF-RETURN OR OTHER INCENTIVES (I.E. DISCOUNTS AS NOTED ON PAGE 39, PRICE CONCESSIONS, ETC), AND IF SO, TELL US HOW YOU ACCOUNT FOR THEM. FOR EACH OF THE DISTRIBUTOR INCENTIVES, TELL US HOW YOU DETERMINED THAT YOUR FEE IS FIXED AND DETERMINABLE UPON THE PRODUCT'S SHIPMENT TO THE DISTRIBUTOR. TELL US HOW YOU CONSIDERED PARAGRAPH 6 OF SFAS 48 AND EITF 01-9 IN ACCOUNTING FOR RETURN RIGHTS AND OTHER CONSIDERATIONS. IN


                                                                              16
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Securities and Exchange Commission
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October 10, 2006
Page 17


      ADDITION, DESCRIBE YOUR ABILITY TO REASONABLY ESTIMATE THE EFFECTS OF THE VARIOUS PROGRAMS OFFERED TO RESELLERS. PLEASE REVISE THE FILING TO INCORPORATE YOUR RESPONSE. SEE SAB TOPIC 13A(4)(b) AND PARAGRAPH 8 OF SFAS 48.

      The Company advises the Staff that its value-added resellers and distributors have not held quantities of the Company's products as inventory for sale. In all cases of sales to a customer that is a distributor or reseller, the Company obtains evidence of the identity of the end-user customer prior to delivery of any products. Sales under the Company's arrangements with customers, including those to value-added resellers and distributors, do not provide for rights of return, acceptance criteria, rebates or other incentives or programs. Accordingly, the Company recognizes revenue on sales to value-added resellers and distributors upon delivery, assuming all other criteria for recognition have been met. As a result, SFAS 48 and EITF 01-09 are not relevant to the Company's sales to customers, including value-added resellers and distributors. The Company has made responsive revisions to clarify its relationship with value-added resellers and distributors on pages 32 and F-11 of Amendment No. 1 to the Registration Statement.

40. WE NOTE YOUR DISCLOSURE ON PAGE F-11 THAT STATES THAT SALES ARE FIXED AND DETERMINABLE AT THE EXECUTION OF AN AGREEMENT, "BASED ON SPECIFIC PRODUCTS AND QUANTITIES TO BE DELIVERED AT SPECIFIED PRICES." PLEASE CLARIFY THIS STATEMENT FOR US AND EXPLAIN IF THE LICENSING FEE IS DETERMINED BASED ON THE NUMBER OF UNITS BEING DISTRIBUTED OR COPIED, OR THE EXPECTED NUMBER OF USERS OF THE PRODUCT. TELL US HOW YOUR ACCOUNTING COMPLIES WITH PARAGRAPHS 26 AND 43-47 OF SOP 97-2.

      As discussed on page 32 of Amendment No. 1 to the Registration Statement, a typical sale of the Company's current product offerings includes a combination of the system (hardware product), software products, and hardware and software support contracts. The Company's software products are installed on the system prior to shipment and are essential to the functionality of the integrated product. The license fees charged for the Company's software products are based on the number of systems delivered. Accordingly, pricing of the Company's software products is not based upon number of copies distributed or made, nor is it based upon the number of users of the software products. As such, the provisions of paragraphs 26 and 43-47 of SOP 97-2 do not apply to the Company's current product offerings.

      The intent of the Company's statement, "based upon specific products and quantities to be delivered at specified prices" on page F-11, is that the Company's fees are considered fixed or determinable at the execution of an agreement because that agreement contains the final details of the sale including details of the description, quantity and price of each product being purchased. The Company has made responsive revisions to clarify that statement on pages 32 and F-11 of Amendment No. 1 to the Registration Statement.

41. WE ALSO NOTE THAT FOR PCS SERVICES, VSOE IS MEASURED BY THE RENEWAL RATE OFFERED TO A CUSTOMER. CLARIFY FOR US WHETHER THE RENEWAL RATES FOR PCS SERVICES ARE STATED IN YOUR INITIAL MULTIPLE ELEMENT SOFTWARE LICENSE ARRANGEMENTS TO YOUR CUSTOMERS. IF YOUR RENEWAL


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Page 18


      RATES ARE STATED IN THE INITIAL CONTRACT, THEN TELL US WHAT PERCENTAGE OF YOUR CUSTOMERS ACTUALLY RENEW AT THE STATED RATES. IF THE RATES ARE NOT STATED IN THE CONTRACT, THEN PLEASE ADDRESS THE ISSUE THAT IF YOUR RENEWAL RATES VARY FROM CUSTOMER TO CUSTOMER, HOW YOU CAN REASONABLY ESTABLISH VSOE. EXPLAIN TO US HOW YOUR DETERMINATION OF VSOE COMPLIES WITH PARAGRAPHS 10 AND 57 OF SOP 97-2.

      The Company respectfully advises the Staff that renewal rates for PCS services are stated in each initial multiple element software license arrangement as a sales quotation that can be purchased by the customer at its discretion. From the first sale of the Company's storage systems products in 2003 through the third quarter of 2005, the specified renewal rates offered to the Company's customers were presented as fixed dollar amounts. These fixed dollar amounts were determined by the Company based upon fixed percentages of the related storage system product's price. In the fourth quarter of 2005, the Company began stating the PCS renewal rates offered to the Company's customers in the initial arrangement as fixed percentages of the related product's list price.

      As noted in the revised disclosure on page 36 of Amendment No. 1 to the Registration Statement and discussed in the Company's response to comment number 42, the Company may periodically change the list prices of the Company's storage system products. In accordance with AICPA Staff Technical Practice Aid 5100.55, Fair value of PCS with a consistent renewal percentage (but varying renewal dollar amounts) and software revenue recognition, although the dollar amount of PCS renewal rates offered may change from time to time as a result of a change in the Company's list prices, the PCS renewal rates offered by the Company are expressed as consistent percentages of the Company's list prices and are substantive and therefore constitute vendor-specific objective evidence of the fair value of the PCS offered. All of the Company's customers that have purchased renewal of PCS services have done so at the renewal rate stated in the related initial arrangement.

42. IN ADDITION TO THE ABOVE, WE NOTE DISCLOSURE ON PAGE 35 OF THE FILING THAT INDICATES "PRICING OF OUR PRODUCTS DEPENDS, IN PART, ON OUR COST OF GOODS AT THE TIME WE DETERMINE THE OVERALL PRICING OF OUR PRODUCTS AND THE SIZE OF THE CLUSTER AND SOFTWARE MODULES PURCHASED." CLARIFY FOR US, WHETHER THIS HAS ANY EFFECT ON THE PCS RENEWAL RATE. IF SO, TELL US HOW YOU HAVE DETERMINED THAT THIS MEETS THE VSOE REQUIREMENT OF PARAGRAPH 10 OF SOP 97-2.

      The disclosure on page 35 of the Registration Statement related to pricing of the Company's storage system products that consist of industry standard hardware and the Company's installed software products that are more than incidental to the functionality of the product. The Company intended that disclosure to clarify that (a) the Company may periodically change the list price at which it offers its storage system products based on changes in the market for these systems or the costs of their related hardware components, and (b) the aggregate price paid by the customer for the purchase of storage system products will fluctuate based on the quantity and type of storage system purchased, as well as the timing of purchase based on changes in list price that may occur as described in clause (a)


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Page 19


      above. The Company has revised the language of this disclosure on page 36. Please refer to the Company's response to the Staff's comment number 41 above for a discussion of how the Company's PCS renewal rates offered meet the VSOE requirements of paragraph 10 of SOP 97-2.

NOTE 2. NET LOSS PER COMMON SHARE AND PRO FORMA NET LOSS PER COMMON SHARE, PAGE F-15

43.   WE NOTE THAT YOU HAVE REDEEMABLE CONVERTIBLE PREFERRED STOCK.  TELL US
      HOW YOU CONSIDERED EITF 03-06 IN DETERMINING WHETHER THE COMPANY'S CONVERTIBLE PREFERRED STOCK (SERIES A THROUGH E) SHOULD BE CONSIDERED A PARTICIPATING SECURITY FOR THE PURPOSE OF COMPUTING EARNINGS PER SHARE. REVISE YOUR DISCLOSURES TO INCLUDE A DISCUSSION OF EITF 03-06 AND ITS IMPACT ON THE COMPANY'S EARNINGS PER SHARE CALCULATIONS. ALSO, CONSIDER INCLUDING TABULAR DISCLOSURES FOR THE POTENTIALLY DILUTIVE SECURITIES THAT ARE NOT INCLUDED IN THE CALCULATION OF NET LOSS PER SHARE BROKEN DOWN BY TYPE (I.E. WARRANTS, OUTSTANDING OPTIONS, SHARES SUBJECT TO VESTING PROVISIONS AND CONVERSION OF PREFERRED STOCK).

      The Company respectfully advises the Staff that net loss per share calculations included in the Registration Statement for the periods presented reflect the Company's determination that the issued shares of Series A, B, C and D (and subsequently issued Series E) mandatorily redeemable convertible preferred stock are participating securities for purposes of computing earnings per share. As the holders of the Company's series of redeemable convertible preferred stock do not have a contractual obligation to share in the losses of the Company, losses have not been allocated to these participating securities for purposes of computing basic net loss per common share for the periods presented. Responsive changes have been made to the Company's net loss per share disclosures on pages F-15 and F-16 to include a discussion of EITF 03-06. Additionally, the Company has revised the description of the dividend rights of the Company's Series A through D mandatorily redeemable convertible preferred stock on page F-20 to clarify their participation in dividends declared on the Company's common stock.

      The Company has also included a tabular presentation containing each type of potentially dilutive security not included in the net loss per share calculated for each period presented on page F-16.

NOTE 5. NOTES PAYABLE, PAGE F-17

44. REVISE YOUR DISCLOSURES TO INCLUDE THE AMOUNTS OUTSTANDING UNDER EACH AGREEMENT AT YOUR INTERIM FINANCIAL STATEMENT DATE (JULY 2, 2006).

      The Company has revised the disclosure on page F-17 to include the amounts outstanding under each of the Company's debt agreements at the Company's interim financial statement date.


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Division of Corporate Finance
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Page 20


NOTE 6. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, PAGE F-19

45. WE NOTE THAT THE COMPANY ISSUED SERIES E CONVERTIBLE PREFERRED STOCK ON JULY 19, 2006 WITH AN INITIAL CONVERSION PRICE OF $2.4406. TELL US HOW YOU CONSIDERED EITF 98-5 AND EITF 00-27 IN DETERMINING WHETHER THIS INSTRUMENT INCLUDED A BENEFICIAL CONVERSION FEATURE. PROVIDE OBJECTIVE EVIDENCE THAT SUPPORTS THE FAIR VALUE OF THE UNDERLYING COMMON STOCK AT THE DATE OF ISSUANCE AND EXPLAIN ANY DIFFERENCE BETWEEN THE FAIR VALUES USED IN YOUR ANALYSIS TO THE MID-POINT OF YOUR ESTIMATED OFFERING PRICE RANGE.

      The Company considered the guidance contained in EITF Issue Nos. 98-5 and 00-27 in connection with the issuance of its Series E mandatorily redeemable convertible preferred stock. The Company determined that no beneficial conversion feature existed at the date of issuance because the Series E mandatorily redeemable convertible preferred stock, each share of which is currently convertible into one share of the Company's common stock, was sold at a per share price that exceeded the per share fair value of the Company's common stock at that date. Please see the Company's response to the Staff's comment number 50 below for discussion of the methodology and assumptions used in estimation of the per share fair value of the Company's common stock at the date of issuance of the Series E mandatorily redeemable convertible preferred stock.

WARRANTS, PAGE F-21

46. WE NOTE FROM YOUR DISCLOSURES ON PAGE 34 THAT THE COMPANY ESTIMATED THE FAIR VALUE OF THE WARRANTS TO PURCHASE CONVERTIBLE PREFERRED STOCK USING THE BLACK-SCHOLES OPTION VALUATION MODEL. PLEASE PROVIDE THE ASSUMPTIONS USED IN YOUR CALCULATIONS AT JULY 2, 2006 INCLUDING THE ESTIMATED FAIR VALUE OF THE UNDERLYING CONVERTIBLE PREFERRED STOCK. ALSO, PROVIDE US WITH OBJECTIVE EVIDENCE WHICH SUPPORTS YOUR DETERMINATION OF THE FAIR VALUE OF THE CONVERTIBLE PREFERRED STOCK. CONSIDERING YOUR PREFERRED STOCK WILL AUTOMATICALLY CONVERT INTO SHARES OF THE COMPANY'S COMMON STOCK AT A 1:1 RATIO UPON THE EFFECTIVENESS OF YOUR IPO, TELL US HOW THIS VALUATION COMPARES TO THIS MID-POINT OF YOUR ESTIMATED OFFERING PRICE RANGE AND EXPLAIN THE REASONS FOR ANY DIFFERENCE.

      The table below presents the assumptions used in estimating the fair value of warrants to purchase the Company's mandatorily redeemable convertible preferred stock as of July 2, 2006.

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 21


                                          Series A       Series C       Series C       Series D
                                          --------       --------       --------       --------
Number of shares subject to warrant         68,751        195,834        250,000        467,970
Remaining contractual term (in years)          4.7            8.0            8.7            9.7
Exercise price per share                   $0.4375       $   0.60       $   0.60       $ 0.9616
Estimated fair value of underlying
  convertible preferred stock              $  1.68       $   1.83       $   1.83       $   2.32
Annual dividend yield                            0%             0%             0%             0%
Risk-free interest rate                       3.52%          4.14%          4.28%          4.41%
Estimated volatility                            47%            63%            63%            63%

      See the Company's response to comment number 50 for discussion of the methodology and assumptions used in estimation of the per share fair value of the Company's mandatorily redeemable convertible preferred stock at July 2, 2006 and the relationship of those values to the per share fair value of the Company's common stock at that date.

47. WE NOTE THAT UPON THE CLOSING OF THIS OFFERING, THE COMPANY'S OUTSTANDING WARRANTS WILL CONVERT TO WARRANTS TO PURCHASE SHARES OF YOUR COMMON STOCK AND WILL NO LONGER BE SUBJECT TO FSP 150-5. AT THAT TIME, THE COMPANY WILL RECLASSIFY THE THEN-CURRENT AGGREGATE FAIR VALUE OF THE WARRANTS FROM CURRENT LIABILITIES TO ADDITIONAL PAID-IN-CAPITAL AND WILL CEASE TO RECORD ANY RELATED PERIODIC FAIR VALUE ADJUSTMENTS. TELL US HOW YOU ANALYZED THE WARRANTS PURSUANT TO SFAS 133 AND EITF 00-19 IN DETERMINING THAT EQUITY CLASSIFICATION UPON CONVERSION IS APPROPRIATE. ALSO, TELL US HOW THE COMPANY DETERMINED THAT THE WARRANTS MET THE SCOPE EXCEPTION OF PARAGRAPH 11(a) OF SFAS 133. PROVIDE US WITH YOUR ANALYSIS USING EACH OF THE CONDITIONS OUTLINED IN PARAGRAPHS 12 TO 32 OF EITF 00-19 TO DETERMINE WHETHER THE WARRANTS SHOULD BE CLASSIFIED IN EQUITY OR AS A LIABILITY. WE NOTE FROM YOUR DISCLOSURES ON PAGE 82 THAT THE WARRANTS HAVE REGISTRATION RIGHTS.
      TELL US IF THESE WARRANTS ALSO HAVE LIQUIDATED DAMAGES PROVISIONS. IF SO, TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO. 1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT AND IN CONSIDERING WHETHER YOU ARE REQUIRED TO CLASSIFY THE WARRANTS AS LIABILITIES.


      As discussed, the Company's outstanding warrants to purchase shares of its Series A, C and D mandatorily redeemable convertible preferred stock will convert into warrants to purchase the Company's common stock upon completion of this offering. These warrants are free-standing instruments, are clearly indexed to the Company's common stock and do not hold any contingencies on their exercise. The Company will classify these warrants to purchase common stock within stockholders' equity (deficit) in its consolidated balance sheet based upon its analysis of EITF 00-19 as discussed below. These warrants to purchase common stock will accordingly meet the scope exception of paragraph 11(a) of SFAS 133.

      The Company analyzed the terms of these warrants and considered each condition outlined in paragraphs 12 to 32 of EITF 00-19 and determined that no conditions exist that would require liability classification. A discussion of each of those conditions and the Company's related

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 22


      assessment is summarized below. Additionally, as discussed in the assessment below, the terms of these warrants do not contain liquidated damage provisions relating to the associated registration rights and as a result EITF 05-4 is not relevant.

      ASSESSMENT OF THE CONDITIONS OUTLINED IN PARAGRAPHS 12 TO 32 OF EITF 00-19

      The contract permits the company to settle in unregistered shares - The terms of the warrants permit the Company to settle in unregistered shares.

      The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding - The Company has sufficient authorized and unissued shares available to fulfill the exercise of the warrants after considering all other commitments. In no case would the Company be required to authorize additional shares to settle any or all of its outstanding commitments.

      The contract contains an explicit limit on the number of shares to be delivered in a share settlement - The warrants contain an explicit limit on the number of shares to be delivered upon settlement. Neither the Company's warrants nor any of its other commitments contain terms or provisions that may result in their settlement through a number of shares greater than the stated number to be delivered upon settlement. While the terms of the warrants allow for net-share settlement at the option of the holder, this would only result in the issuance of a smaller number of shares than the maximum stated in the related agreement.

      There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC - The warrants have no such provisions.

      There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions) - The warrants have no such provisions.

      The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares - The terms of the warrants do not allow for, or contain provisions that would result in, either physical cash settlement or net-cash settlement.

      Additionally, there are no provisions in the warrants that indicate that the counterparty has rights that rank higher than those of a stockholder of the stock underlying the warrant, and there is no requirement in the warrants to post collateral at any point or for any reason.

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 23

STOCK OPTIONS AND UNVESTED COMMON STOCK, PAGE F-22

48. TELL US WHEN YOU FIRST INITIATED DISCUSSIONS WITH UNDERWRITERS, WHEN THE UNDERWRITERS FIRST COMMUNICATED THEIR ESTIMATED PRICE RANGE FOR YOUR STOCK AND THE RANGE THEY COMMUNICATED TO YOU. IF YOU DO NOT INCLUDE A RANGE IN YOUR NEXT AMENDMENT, SUPPLEMENTALLY TELL US THE ESTIMATED PRICE RANGE.

      The Company has had a number of discussions with various investment bankers regarding the public markets from time to time over the past two years. The investment bankers did not communicate estimates of valuations for the Company during any of these early discussions.

      In June 2006, the Company made a decision to begin preparations for an initial public offering and requested proposals from a number of different investment bankers. From July 14 through July 19, 2006, the Company held meetings with investment bankers for the purpose of selecting underwriters for an initial public offering to be effective in December 2006 or the first quarter of 2007. The investment bankers provided projected valuation ranges of the Company's market capitalization for a projected initial public offering closing in December 2006 or the first quarter 2007. It was understood that the projected valuations were subject to the Company's financial performance during the second half of 2006, the Company's projected financial performance not deviating from furnished projections, and relative equity market strength. The investment bankers provided the Company with a projected market capitalization for December 2006 or the first quarter of 2007 of $375 million to $675 million, which would imply a projected pricing range of $2.65 to $4.78 per share, based on the fully diluted number of shares currently outstanding.

      As of the date of this letter, the Company has not had any specific discussions with the underwriters regarding the estimated price range for the Company's stock in the initial public offering. In addition, please refer to the Company's response to the Staff's comment number 50.

49. PLEASE PROVIDE THE FOLLOWING INFORMATION IN CHRONOLOGICAL ORDER FOR STOCK OPTIONS AND OTHER EQUITY RELATED INSTRUMENTS GRANTED OR ISSUED FOR THE ONE YEAR PERIOD PRECEDING THE MOST RECENT BALANCE SHEET DATE AND THROUGH THE DATE OF YOUR RESPONSE. RECONCILE THE AMOUNTS AND RELATED DISCLOSURES TO YOUR FINANCIAL STATEMENTS AS WELL AS TO THE ITEM 15. "RECENT SALES OF UNREGISTERED SECURITIES" DISCLOSURES ON PAGE II-2:

      -     THE NATURE AND TYPE OF STOCK OPTION OR OTHER EQUITY RELATED
            TRANSACTION;
      -     THE DATE OF GRANT/ISSUANCE;
      -     DESCRIPTION/NAME OF OPTION OR EQUITY HOLDER;
      -     THE REASON FOR THE GRANT OR EQUITY RELATED ISSUANCE;
      -     THE NUMBER OF OPTIONS OR EQUITY INSTRUMENTS GRANTED OR ISSUED;
      -     THE EXERCISE PRICE OR CONVERSION PRICE;
      -     THE FAIR VALUE OF UNDERLYING SHARES OF COMMON STOCK;
      - THE TOTAL AMOUNT OF DEFERRED COMPENSATION OR VALUE ASSIGNED TO BENEFICIAL CONVERSION FEATURE RECONCILED TO YOUR FINANCIAL STATEMENT DISCLOSURES; AND

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 24

      -     THE AMOUNT AND TIMING OF EXPENSE RECOGNITION.

      CONTINUE TO PROVIDE US WITH UPDATES TO THE REQUESTED INFORMATION FOR ALL EQUITY RELATED TRANSACTIONS SUBSEQUENT TO THIS REQUEST THROUGH THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

      The following information describes the Company's stock options and other equity related instruments that have been granted or issued from the one-year period preceding the most recent balance sheet date, July 2, 2006, through the date of our response, October 6, 2006. We have reconciled this information to the related disclosures in our consolidated financial statements as well as to Item 15.

      Warrant Issuances

      In March 2006, in connection with the subordinated debt agreement, the Company issued to the lender, Horizon Technology Funding Company, LLC, warrants to purchase 467,970 shares of the Company's Series D convertible preferred stock. These warrants have an exercise price of $0.9616 per share, expire in March 2016 and had an estimated fair value on date of issuance of $593,000.

      Convertible Preferred Stock

      In July 2006, the Company raised $10.0 million from the sale of 4,097,354 shares of Series E convertible preferred stock at a price of $2.4406 per share.

      Stock Option Issuances

      The table attached as Exhibit A presents the Company's stock option grants since July 2005.

      The following tables reconcile the numbers in Exhibit A with the table on page F-24 and the information on page II-2.

               RECONCILIATION TO FINANCIAL STATEMENTS, FOOTNOTE 6
--------------------------------------------------------------------------------
                          OPTION GRANTS                         NUMBER OF SHARES
January 3, 2005 through January 1, 2006                               5,214,000
January 3, 2005 through July 3, 2005                                 (4,125,500)
                                                                ----------------
July 4, 2005 through January 1, 2006                                  1,088,500

January 2, 2006 through July 2, 2006                                  7,546,500

July 3, 2006 through October 1, 2006                                  1,090,000
                                                                ----------------
July 4, 2005 through October 1, 2006                                  9,725,000
                                                                ================

        RECONCILIATION TO ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
                     AUGUST 1, 2003 THROUGH SEPTEMBER 1, 2006
----------------------------------------------------------------------------------
                         OPTION GRANTS                            NUMBER OF SHARES
Issued to officers and directors                                       13,967,400
Issued to employees and consultants                                    10,182,500
Issued to employees and consultants outside of the United States        1,800,500
                                                                  ----------------
Total grants per Item 15                                               25,950,400

Less:
   August 1, 2003 through December 31, 2003                            (4,016,700)
   January 1, 2004 through January 2, 2005                             (8,629,200)
   January 3, 2005 through July 3, 2005                                (4,125,500)
Plus:
   September 2, 2006 through October 1, 2006                              546,000
                                                                  ----------------
July 3, 2005 through October 1, 2006                                    9,725,000
                                                                  ================


50. WE NOTE YOUR DISCLOSURES ON PAGE 32-34 REGARDING THE COMPANY'S STOCK-BASED COMPENSATION VALUATIONS. WITH REGARDS TO THIS INFORMATION, PLEASE PROVIDE THE FOLLOWING:

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 25

      - PROVIDE US WITH OBJECTIVE EVIDENCE WHICH SUPPORTS YOUR DETERMINATION OF THE FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK AT EACH GRANT OR ISSUE DATE.

      - DISCUSS AND QUANTIFY THE IMPACT ON THE COMPANY'S FAIR VALUE OF ANY EVENTS, WHICH OCCURRED BETWEEN THE DATES THE OPTIONS, WARRANTS OR CONVERTIBLE EQUITY WERE GRANTED AND THE DATE THE REGISTRATION STATEMENT WAS FILED.

      - RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE MID-POINT OF YOUR ESTIMATED OFFERING PRICE RANGE AND THE FAIR VALUES ASSERTED IN YOUR ANALYSIS. DESCRIBE SIGNIFICANT INTERVENING EVENTS WITHIN THE COMPANY AND THE BROADER MARKET THAT EXPLAIN THE CHANGES IN FAIR VALUE OF YOUR COMMON STOCK UP TO AND AFTER THE FILING OF THE REGISTRATION STATEMENT.

      - CLARIFY WHETHER THE VALUATIONS WERE PREPARED CONTEMPORANEOUSLY OR RETROSPECTIVELY.

      - EXPLAIN HOW YOU EVALUATED THE DIFFERENCE IN THE SALES PRICE OF THE SERIES D AND SERIES E CONVERTIBLE PREFERRED STOCK TO THE ESTIMATED FAIR VALUE OF THE SHARES OF COMMON STOCK AS DETERMINED DURING THE SAME PERIODS. IN THIS REGARD RECONCILE THE DIFFERENCE AND SUPPORT THE DIFFERENCE WITH OBJECTIVE EVIDENCE.

      - FOR THE FAIR VALUE ESTIMATES PREPARED BY THE AD HOC COMMITTEE OF THE BOARD OF DIRECTORS, PROVIDE A DISCUSSION OF THE SPECIFIC FACTORS CONSIDERED IN SELECTING THE COMPARABLE COMPANIES USED IN THE MARKET CAPITALIZATION ANALYSIS AND DISCUSS THE "OTHER METRICS" USED AND HOW YOU WEIGHTED SUCH METHODS.

      - DISCLOSE THE DISCOUNT RATES USED IN THE DUFF & PHELPS ANALYSIS AND TELL US HOW YOU DETERMINED THE APPROPRIATENESS OF SUCH RATES.

      - CONTINUE TO PROVIDE US WITH UPDATES TO THE ABOVE ANALYSIS FOR ALL EQUITY RELATED TRANSACTIONS SUBSEQUENT TO YOUR BALANCE SHEET DATA AND THROUGH THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

      In June 2004, the Company established a committee of its board of directors (the "Committee") to evaluate and determine the fair value of the Company's common stock for the purpose of establishing exercise prices of stock options, which were intended to be the estimated per share fair value of the Company's underlying common stock.

      To determine the fair value of the Company's common stock, the Committee selected comparable companies, by focusing on those public companies in the data storage technology industry, and reviewed their businesses and financial profiles for similarity, giving consideration to characteristics such as size, profitability, growth, risk and return on investment. The public companies were selected based on research in the public domain and discussions with investment banking firms. Specific metrics considered for valuation estimates included revenue and earnings multiples for the most recent quarter, an annualized period and projected periods, based on comparable companies data. These revenue and earnings multiples were used, among other factors such as the sale of convertible preferred stock, in determining the value of the Company's common stock.

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 26

      In May 2005, the Company issued 20,798,669 shares of its Series D mandatorily redeemable convertible preferred stock at $0.9616 per share. These shares were sold to both new and existing third-party investors. Management believes this transaction is evidence of an objective fair value per share determination of the Company's Series D convertible preferred stock. The pricing of the Series D shares was based upon negotiations with Focus Ventures, the new investor that lead the financing round. As the price per share of the Series D convertible preferred stock was negotiated with knowledgeable new investors in an arm's length transaction, the Company does not believe that there was a discount inherent in the price of the preferred stock. Additionally, the Company received indications of fair value from other sophisticated, independent, potential third-party investors that considered investing in the Company at that time. Each of these indications of per share fair value was below the per share sales price that the Company agreed to with Focus Ventures. The fair value of the common stock in May 2005 was determined to be $0.19 per share. The significant difference in value between the Series D shares and the common stock is due to the preferences of the preferred stock as compared to the common stock. The preferred stockholders have greater dividend rights and a greater claim on the Company's assets in a liquidity event due to their liquidation preferences, and therefore the preferred stock has a lower relative expected risk than, and is thus priced at a premium to, the common stock. The liquidation preference is considered to provide an increased value to the holder due to the relatively early stage of the Company's business cycle.

      The Committee determined the fair value of the Company's common stock to be $0.19 per share from July 2005 through October 2005. The Company granted options to purchase 1,088,500 shares of common stock with an exercise price of $0.19 per share from July 2005 through October 2005.

      The factors considered by the Committee in determining the fair value of the Company's common stock from July 2005 through October 2005 included:

      a. the price for the Company's Series D convertible preferred stock sold to outside investors, and the rights, liquidation preferences and privileges of such stock relative to those of common stock;
      b. revenue multiples and price/earning multiples of the selected comparable companies;
      c.    the Company's stage of development and revenue growth;
      d. the fact that the option grants involved illiquid securities in a private company; and
      e. the likelihood of achieving a liquidity event, such as an initial public offering ("IPO") or sale of the Company given prevailing market conditions.

      There was no increase in the fair value of the common stock during this period because, subsequent to the closing of the Series D financing, the Company missed its projected revenue target for the second quarter of 2005 and just met its revenue projection for the third quarter of 2005. As a result of missing the second quarter revenue projections, the Company was behind its budgeted revenue goal for fiscal 2005. The Committee took this into consideration when determining the fair value of the common stock and determined that no increase was appropriate.

      The Company did not grant any options in November 2005, December 2005 or January 2006. In connection with the adoption of Section 409A of the Internal Revenue Code, the Company determined that it would be prudent to hire a third-party to perform contemporaneous valuations of its common stock. The Company hired Duff & Phelps, LLC ("Duff & Phelps") to perform these valuations on

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 27

      a quarterly basis beginning in December 2005. Duff & Phelps determined the value of the Company's common stock to be $0.34 as of December 31, 2005. The increase in the fair value of the Company's common stock from October 2, 2005 to December 31, 2005 was due to the following:

      a. For the three months ended January 1, 2006, revenues increased approximately 59% over the immediately preceding quarter ended October 2, 2005;
      b. The Company generated revenue during this period from a number of new customers within the media and entertainment industry, such as E! Networks, Turner Broadcasting and CNN;
      c. The Company also began to generate revenue during this period from new industries such as online services, cable and telecommunications, and oil and gas and from the Federal government. For the Company, these were the first sales generated in each of these industries and marked additional acceptance of the Company's systems outside the media and entertainment industry; and
      d. The Company made certain advances in product development during the period, which included the release of its new Isilon IQ 6000 and the release of the Company's IQ Accelerator.

      The Company engaged the independent third-party firm of Duff & Phelps to perform contemporaneous valuations of the Company's common stock to assist the Committee in determining the fair value, at least quarterly, beginning in December 2005. These valuations were prepared with the consistent application of methodology using a probability-weighted combination of the market comparable approach and the income approach to determine the aggregate enterprise value of the Company at the valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company's expected operating performance over a 10-year forecast period, which the Company updates periodically based on visibility into expected changes in those projected results. The discount rate used in connection with each valuation is estimated based primarily upon venture capital rates available for investments in companies at a comparable stage of the business cycle at that time. Given the relatively early stage of the Company's business cycle, the venture capital based rate was determined to be most appropriate to use for the valuations obtained to date. The Company estimated its weighted-average cost of capital used in connection with each valuation by weighting the required returns on interest-bearing debt and equity capital in proportion to their estimated percentages in the Company's expected capital structure.

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 28

      accordingly, the intrinsic value of these awards is included as part of the SFAS 123(R) fair value determination.

      Through the date of this response, Duff & Phelps prepared valuations of the Company's common stock as of December 31, 2005, April 2, 2006, July 2, 2006 and September 4, 2006. In preparing these valuations, Duff & Phelps applied a 50% weighting to the market comparable approach and a 50% weighting to the income approach. The even weighting of the two valuation approaches in the Duff & Phelps valuations is considered appropriate since neither approach would be a preferable valuation approach to the other for the Company based on its state of business lifecycle. The determined aggregate implied enterprise value calculated at each valuation date was then allocated to the shares of preferred and common stock using the option-pricing method. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an IPO, and estimates of the volatility of the Company's equity securities. The anticipated timing of a liquidation event utilized in these valuations was based on the then-current plans and estimates of the Company's board of directors and management. Duff & Phelps estimated the volatility of the Company's stock based on available information on the volatility of stocks of similar comparable publicly traded companies in the Company's industry. At the Staff's request, the Company will supplementally provide copies of these valuation reports if the Staff believes they would be helpful in considering the Company's response.

      The Company granted options to purchase its common stock at dates that generally fell between the dates of the contemporaneous valuations performed by Duff & Phelps. In those instances, the Company generally granted awards with an exercise price equal to the per share fair value determined by the most recent valuation received. For purposes of estimating the fair value of the Company's common stock underlying stock options on these dates of grant under SFAS 123(R), the Committee considered the sales growth of the Company between the third-party valuation received immediately prior to and subsequent to the grant date and utilized this data to interpolate an estimated per share value of the Company's common stock between those data points. As a result, the stock options granted by the Company since February 2006 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant as determined under SFAS 123(R) and,

      The Duff & Phelps valuation as of December 31, 2005 yielded an enterprise value of $126.5 million, which equated to a determined fair value of the Company's common stock of $0.34 per share after giving effect to a non-marketability discount of approximately 20%. The non-marketability discount rate was considered appropriate given the estimated time period between the valuation date and a likely future liquidity event. The discount rate of 25% used in connection with this valuation was considered appropriate based on the analysis performed, as described above, as the Company was generating substantial revenue, maturing and considering an IPO at a future undetermined date.

      In February and March 2006, the Company granted options to purchase 5,017,000 shares of its common stock at an exercise price of $0.34 per share based on the Committee's review of last valuation received from Duff & Phelps. Based on the methodology discussed above, the Committee determined the deemed fair value per share to be $0.38 for the February 2006 grants, $0.50 for the grants in early March 2006 and $0.54 for the grants in late March 2006.

      Also in March 2006, in connection with a $6.0 million subordinated debt agreement, the Company issued to the lender warrants to purchase 467,970 shares of the Company's Series D convertible preferred stock. As discussed in the Company's response to comment 46, these warrants have an exercise price of $0.9616 per share. The fair value of these warrants at the date of issuance was determined to be $593,000 using the Black-Scholes option pricing model including an estimated fair value of the Company's Series D convertible preferred stock of $1.42 per share at that date, based on an interpolation of the fair values of the Series D convertible preferred stock determined as of December 31, 2005 and April 2, 2006. The difference between the value of the preferred stock and the common stock is due to the liquidation and dividend preferences of the preferred stock in comparison to the common stock.

      The Duff & Phelps valuation as of April 2, 2006 yielded an enterprise value of $163.0 million, which equated to a fair value of the Company's common stock of $0.56 per share after giving effect to a non-marketability discount of 15%. The decrease in the non-marketability discount rate from that used in the immediately

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Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 29

      preceding valuation was considered appropriate given the estimated timing of and increased probability of a liquidity event. In April 2006, the Company contemplated a potential public offering with an expected effective date in the first half of 2007. The calculated weighted-average cost of capital was 16% for this valuation. Consistent with the prior valuation, it was determined most appropriate to use the venture capital based rate for valuation purposes. The discount rate used in the immediately preceding valuation was decreased to the 20% rate used in this valuation as a result of the following events in the intervening period:

      a. For the three months ended April 2, 2006, revenue significantly exceeded projections by increasing approximately 20% over the immediately preceding fiscal quarter, and the Company gained significant new customers such as Random House, Sony/BMG and SEGA in the media and entertainment industry, and Penn Virginia Oil & Gas in the oil and gas industry;
      b. For the three months ended April 2, 2006, gross profit increased to approximately $5.4 million, an increase of approximately 20% over the immediately preceding fiscal quarter;
      c. The Company achieved advances in product development, including release of the Company's EX 6000 to increase enterprise digital archive capacity growth;
      d. The number of Company channel partners and channel revenue increased; and
      e. International sales, including addition of foreign sales offices and hiring of key international personnel increased.

\
Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 30

      From April through June 2006, the Company granted options to purchase 2,529,500 shares of its common stock at an exercise price of $0.56 per share based on the last valuation received. Based on the methodology discussed above, the Committee determined the deemed fair value per share to be $0.67 for the April 2006 grants, $0.82 for the grants in May 2006 and $1.30 for the grants in June 2006.

      The Duff & Phelps valuation as of July 2, 2006 yielded an enterprise value of $283.8 million, which equated to a determined fair value of the Company's common stock of $1.54 per share after giving effect to a non-marketability discount of 10%. The decrease in the non-marketability discount rate from that used in the immediately prior valuation was considered appropriate given the acceleration in the timing and increased probability of an IPO. In June 2006, the Company had decided to initiate the process to undertake an initial public offering and had requested proposals from a number of different investment banks. As part of this decision, the timing of a potential public offering was accelerated to December 2006 or the first quarter of 2007. The calculated weighted-average cost of capital was 16% for this valuation. Consistent with prior valuations, it was determined most appropriate to use the venture capital based rate for valuation purposes. The discount rate used in the immediately preceding valuation was decreased to the 17% rate used in this valuation as a result of the following events in the intervening period:

      a. For the three months ended July 2, 2006, revenues increased approximately 29% over the immediately preceding fiscal quarter, and significant new customers included NBC Sports and Nickelodeon (Viacom/MTV Network) in the media and entertainment industry, Yahoo! Japan and Netflix, Inc. in the Internet industry, Direct TV in the cable and telecommunications industry, Rosetta in the life sciences industry, Intel and Mazda Japan in the manufacturing industry, and Defense Information School in the federal government;
      b. For the three months ended July 2, 2006, gross profit increased to $7.0 million, an increase of approximately 30% over the immediately preceding fiscal quarter;
      c. The number of channel partners and channel revenue continued to increase;
      d. International sales continued to increase, including addition of a sales office in Korea and key international personnel; and
      e. The Company had recently met with investment bankers in advance of a request for proposal for a planned IPO, which represented an increased likelihood of achieving a liquidity event given the prevailing market conditions.

      Additionally, the Duff & Phelps valuation as of July 2, 2006, prepared based on the methodology discussed above using the option pricing method, determined the fair values of the Company's Series A, C and D shares were $1.68, $1.83 and $2.32 per share, respectively, at that date. The values of the Company's series of preferred stock were greater than the determined fair value of the Company's common stock at that date due to the greater dividend rights and a greater preference held by the preferred stock in a liquidity event. The Company utilized these fair values in estimating the fair value of warrants to purchase the Company's Series A, C and D mandatorily redeemable convertible preferred stock as of July 2, 2006 in accordance with FSP 150-5, as discussed in the Company's response to comment 46.

      In July and August 2006, the Company granted options to purchase 544,000 shares of the Company's common stock at an exercise price of $1.54 per share based on the last valuation received. Based on the Committee's review of the methodology discussed above, the Committee determined the deemed fair value per share to be $1.70 for the grants in July 2006 and $2.12 for the grants in August 2006.

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 31

      In July 2006, the Company issued 4,097,354 shares of its Series E mandatorily redeemable convertible preferred stock at $2.4406 per share. These shares were sold to both new and existing third-party investors. The Company believes this transaction is evident of an objective fair value per share determination of the Company's Series E convertible preferred stock. The pricing of the Series E shares was based upon negotiations with Granite Global Ventures, a new investor that led the financing round. As the price per share of the Series E convertible preferred stock was negotiated with knowledgeable new investors in an arm's-length transaction, the Company does not believe that there was a discount inherent in the price of the preferred stock. Additionally, the Company received indications of fair value from other sophisticated, independent, potential third-party investors that considered investing in the Company at that time. Each of these indications of per share fair value was below the per share sales price to which the Company agreed with Granite Global Ventures. The fair value of the common stock at the date of issuance of the Series E convertible preferred stock was determined to be $1.70 per share. The significant difference in value between the Series E shares and the common stock is due to the liquidation and dividend preferences of the preferred stock as compared to the common stock.

      The Duff & Phelps valuation as of September 4, 2006 yielded an enterprise value of $379.9 million, which equated to a determined fair value of the Company's common stock of $2.23 per share after giving effect to a non-marketability discount of 10%. The use of a non-marketability discount rate consistent with that used in the immediately prior valuation was considered appropriate given the potential and current state of the Company's in-process IPO. Although the Company had filed its Registration Statement on September 1, 2006, a non-marketability discount is reasonable as the Company is not public and there is inherent risk in the IPO process. In connection with the Company's annual planning process in August 2006, it updated its financial forecasts for 2007 and 2008 and prepared a forecast for 2009, which reflected significant increases in its expected revenues and operating cash flows. These forecasts were used to update the 10-year projections previously utilized by Duff & Phelps in preparation of its December 31, 2005, April 2, 2006 and July 2, 2006 valuations. The updated 10-year projections were utilized in the September 4, 2006 valuation and were a primary driver of the increase in determined fair value from the immediately preceding valuation. The calculated weighted-average cost of capital was 16% for this valuation. Consistent with prior valuations, it was determined most appropriate to use the venture capital based rate for valuation purposes. Based on the short passage of time since the last valuation received and the relatively high level of risk associated with the Company's successful execution on the updated projections discussed above, the discount rate used in this valuation was held consistent with the 17% used in the immediately preceding valuation.

      In September 2006, the Company granted options to purchase 546,000 shares of the Company's common stock at an exercise price of $2.23 per share based on the last valuation received and, based on the Committee's review of the methodology discussed above, the Committee determined the deemed fair value at the date of grant to be $2.91 based on an interpolation of the September 4, 2006 valuation and an estimate of the October 2, 2006 valuation to be received.

      As discussed in the Company's response to the Staff's comment number 48, the underwriters have not yet communicated an estimated offering price range or current fair market value of the Company. The estimated market capitalization of the Company as communicated by the investment bankers during the IPO selection process was based

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 32

      upon a projected estimate of the Company's value in December 2006 or the first quarter of 2007 assuming the Company executes to its projected revenue and operating results. The investment bank valuations took into consideration the following future events to estimate the projected market value the Company:

      i. Overall projected strengthening of the stock market and within the Company's industry;
      ii. Estimated market value of comparable companies currently in the initial public offering process; and
      iii. The Company's increased projected revenue growth in the fourth quarter and into fiscal 2007.

      The difference between the implied per share value range of the projected market capitalization of the Company in December 2006 or the first quarter of 2007 and the fair value of the Company's common stock determined by Duff & Phelps at and since those projections were communicated is due to the following factors:

      a. The relatively high level of risk associated with the Company's execution on the three primary future events listed under the preceding paragraph;
      b. The expected future increases in the market and the industry in which the company operates; and
      c.    The time value of money between the relative valuation dates.

      The Company believes that there are three primary considerations that support the increase in the value of the Company's common stock from $0.19 per share in July 2005 to $2.91 per share in September 2006. The considerations are (1) increased growth in the Company's revenue, (2) acceptance of the Company's products within different industries and by a wide variety of additional customers and (3) additional product development that has significantly broadened the Company's product offerings. In summary, the Committee has evaluated the changes in the value of the Company's common stock over the period from July 2005 through September 2006. Based on the considerations discussed above, the Committee has concluded that the increase in the deemed fair value of the Company's common stock from $0.19 per share in July 2005 and $2.91 per share in September 2006 is reasonable and supportable.

51. WE NOTE THE ASSUMPTIONS USED IN CALCULATING THE FAIR VALUE OF OPTIONS ISSUED TO NON-EMPLOYEE ADVISORY BOARD MEMBERS INCLUDED VOLATILITY ESTIMATES OF "COMPARABLE PUBLIC COMPANIES" THAT RANGED FROM 63% - 65% FOR FISCAL 2003 - 2005. WE FURTHER NOTE THAT THE VOLATILITY ASSUMPTIONS USED TO FAIR VALUE THE COMPANY'S EMPLOYEE STOCK OPTIONS FOR THE SIX MONTHS ENDED JULY 2, 2006 RANGED FROM 46.6% - 47%. EXPLAIN THE DECREASE IN YOUR VOLATILITY ASSUMPTIONS DURING THE FIRST HALF OF FISCAL 2006. ALSO, PURSUANT TO PARAGRAPH A240(e)(2)(b) OF SFAS 123R REVISE TO DISCLOSE THE REASONS WHY IT IS NOT PRACTICABLE FOR THE COMPANY TO ESTIMATE THE EXPECTED VOLATILITY OF ITS SHARE PRICE, THE APPROPRIATE INDUSTRY SECTOR INDEX THAT YOU SELECTED TO CALCULATE THE COMPANY'S VOLATILITY, THE REASONS FOR SELECTING THAT PARTICULAR INDUSTRY INDEX AND HOW YOU CALCULATED HISTORICAL VOLATILITY USING THAT INDEX.

      The Company determined that it was not practicable to estimate the expected volatility of its share price since it is a private company and therefore, there is no readily determinable market value for its stock; it has limited information on its own past volatility; and the Company is a high-growth technology company whose future operating results are not comparable to its prior operating results. Accordingly, the Company estimated its expected volatility based on reported

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 33

      market value data for a peer group of publicly traded companies for which historical information was available. The Company selected the NASDAQ Computer Index and the NYSE Arca Tech 100 Index, which are comprised of companies in the computer technology industry. From the companies included in those indices, the Company specifically selected companies that operate in the data storage and information market which it believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. The Company used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company.

      As noted in the Company's disclosure on page F-23, the Company granted options to purchase common stock to non-employee advisory board members during 2003, 2004 and 2005. These awards were accounted for under the provisions of EITF 96-18. The fair value of these awards was estimated at the date of grant using the Black-Scholes option pricing model, which, in accordance with the guidance of EITF 96-18, included a volatility assumption for the underlying common stock over the contractual term of the awards (ten years). This expected volatility was based on the average historical market volatility of a group of comparable companies for the ten-year period prior to the date of grant. Conversely, the volatility assumptions used in estimating the fair value the Company's stock options granted to employees for the six months ended July 2, 2006 was calculated using the average of a group of comparable companies' expected volatilities for a four-year period as that was the expected term for options granted as calculated under the guidance of SFAS 123(R). This significant difference in the expected term underlying each equity instrument to which the volatility relates and the significant passage of time between the dates the volatility percentages were calculated are the primary reasons for the difference in the resultant volatility percentages.

      The Company has revised the disclosure on page F-25 in Amendment
      No. 1 to the Registration Statement to expand its disclosure of how the Company determined the estimated volatility rate it used.

PART II

EXHIBITS, PAGE II-3

52. PLEASE FILE THE VOTING AGREEMENT REFERENCED ON PAGE 64 AS AN EXHIBIT WITH YOUR NEXT AMENDMENT.

      The Company respectfully submits that the Voting Agreement referenced on page 65 should not be filed because the Voting Agreement will terminate in connection with this offering, does not define the rights of the securities being offered and is not otherwise material to potential investors.

Securities and Exchange Commission
Division of Corporate Finance
October 10, 2006
Page 34
                                      * * *

      Please direct your questions or comments regarding this letter or Amendment No. 1 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

                                                Sincerely,

                                                WILSON SONSINI GOODRICH & ROSATI
                                                Professional Corporation

                                                /S/ Craig E. Sherman
                                                --------------------
                                                Craig E. Sherman

Enclosures

cc (w/encl): Douglas Choi, Esq.
             ISILON SYSTEMS, INC.

             Mark J. Handfelt, Esq.
             WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

             Laird H. Simons, III, Esq.
             Jeffrey R. Vetter, Esq.
             FENWICK & WEST LLP

                                                                              ESTIMATED FAIR
                                                                    EXERCISE  VALUE OF COMMON
GRANT DATE (a)            DESCRIPTION   OPTION TYPE (b)     SHARES  PRICE     STOCK PER SHARE
---------------------------------------------------------------------------------------------
8/9/2005        Employee                 ISO                76,500     $0.19            $0.19

9/21/2005       Employee                 ISO               449,000     $0.19            $0.19
9/21/2005       Employee                 NQSO              160,000     $0.19            $0.19

10/27/2005      Employee                 ISO               153,000     $0.19            $0.19
10/27/2005      Employee                 NQSO              250,000     $0.19            $0.19

2/13/2006       Employee                 ISO               564,500     $0.34            $0.38
2/13/2006       Employee                 ISO                90,500     $0.34            $0.38
2/13/2006       Employee                 NQSO               48,000     $0.34            $0.38
2/13/2006       Employee                 NQSO               85,000     $0.34            $0.38
2/13/2006       Employee                 NQSO              231,000     $0.34            $0.38
2/13/2006       Executive                NQSO               30,000     $0.34            $0.38
2/13/2006       Executive                NQSO              840,000     $0.34            $0.38

3/22/2006       Employee                 ISO             1,449,000     $0.34            $0.50
3/22/2006       Employee                 ISO               209,000     $0.34            $0.50
3/22/2006       Employee                 NQSO               20,000     $0.34            $0.50

3/30/2006       Executive                ISO             1,450,000     $0.34            $0.54

4/25/2006       Board Member             NQSO              400,000     $0.56            $0.67
4/25/2006       Employee                 ISO               224,000     $0.56            $0.67
4/25/2006       Employee                 ISO                17,000     $0.56            $0.67
4/25/2006       Employee                 NQSO              393,000     $0.56            $0.67
4/25/2006       Employee                 NQSO               70,000     $0.56            $0.67
4/25/2006       Executive                ISO                10,000     $0.56            $0.67
4/25/2006       Executive                NQSO              500,000     $0.56            $0.67

5/18/2006       Employee                 ISO               146,000     $0.56            $0.82

6/20/2006       Consultant               NQSO               80,000     $0.56            $1.30
6/20/2006       Employee                 ISO                62,500     $0.56            $1.30
6/20/2006       Employee                 NQSO              242,000     $0.56            $1.30
6/20/2006       Executive                NQSO              385,000     $0.56            $1.30

7/18/2006       Employee                 ISO               314,000     $1.54            $1.70
7/18/2006       Employee                 ISO                 4,000     $1.54            $1.70
7/18/2006       Employee                 NQSO               38,000     $1.54            $1.70

8/21/2006       Consultant               NQSO                7,500     $1.54            $2.12
8/21/2006       Employee                 NQSO               25,000     $1.54            $2.12
8/21/2006       Employee                 ISO                 7,500     $1.54            $2.12
8/21/2006       Employee                 ISO               148,000     $1.54            $2.12

9/22/2006       Advisory Board Members   NQSO               20,000     $2.23            $2.91
9/22/2006       Consultant               NQSO                3,000     $2.23            $2.91
9/22/2006       Consultant               NQSO                1,500     $2.23            $2.91
9/22/2006       Employee                 ISO                72,500     $2.23            $2.91
9/22/2006       Employee                 ISO               419,000     $2.23            $2.91
9/22/2006       Employee                 NQSO               30,000     $2.23            $2.91
                                                         ---------
                                                         9,725,000
                                                         =========

                      TOTAL EXPENSE    TOTAL DEFERRED
                      RECOGNIZED       COMPENSATION
REASON FOR GRANT      THROUGH 10/1/06  EXPENSE         PERIOD OF EXPENSE RECOGNITION
------------------------------------------------------------------------------------------------------
New Hire                    $      -       $        -

New Hire                           -                -
New Hire                           -                -

New Hire                           -                -
New Hire                           -                -

New Hire                      16,131           81,697  Straight-line over the requisite service period of 4 years
Promotion                      2,538           13,145  Straight-line over the requisite service period of 4 years
Annual Grant                   1,349            6,969  Straight-line over the requisite service period of 4 years
Promotion                      2,344           12,386  Straight-line over the requisite service period of 4 years
New Hire                       6,505           33,528  Straight-line over the requisite service period of 4 years
Annual Grant                     843            4,356  Straight-line over the requisite service period of 4 years
Promotion                     23,612          121,960  Straight-line over the requisite service period of 4 years

Annual Grant                  52,612          342,386  Straight-line over the requisite service period of 4 years
New Hire                       7,705           49,269  Straight-line over the requisite service period of 4 years
New Hire                         738            4,714  Straight-line over the requisite service period of 4 years

Annual Grant                  57,392          389,643  Straight-line over the requisite service period of 4 years

New Board Member              13,982          114,498  Straight-line over the requisite service period of 4 years
New Hire                       7,911           64,038  Straight-line over the requisite service period of 4 years
Promotion                        598            4,863  Straight-line over the requisite service period of 4 years
New Hire                      14,317          111,915  Straight-line over the requisite service period of 4 years
Promotion                      2,479           20,005  Straight-line over the requisite service period of 4 years
Promotion                        351            2,861  Straight-line over the requisite service period of 4 years
New Hire                      18,279          142,321  Straight-line over the requisite service period of 4 years

New Hire                       6,095           59,094  Straight-line over the requisite service period of 4 years

New Consultant                12,821           74,410  FIN 28 over a service period of 4 years
New Hire                       3,956           51,369  Straight-line over the requisite service period of 4 years
New Hire                      20,145          194,074  Straight-line over the requisite service period of 4 years
New Hire                      24,126          316,677  Straight-line over the requisite service period of 4 years

New Hire                      12,233          225,025  Straight-line over the requisite service period of 4 years
Promotion                        157            2,865  Straight-line over the requisite service period of 4 years
New Hire                       1,489           27,224  Straight-line over the requisite service period of 4 years

New Consultant                   720           11,589  FIN 28 over a service period of 4 years
New Hire                         767           26,441  Straight-line over the requisite service period of 4 years
Promotion                        231            7,931  Straight-line over the requisite service period of 4 years
New Hire                       4,561          156,507  Straight-line over the requisite service period of 4 years

Yearly Grant                     822           43,633  FIN 28 over a service period of 2 years
Consulting Agreement              86            6,583  FIN 28 over a service period of 4 years
New Consultant                    43            3,291  FIN 28 over a service period of 4 years
Promotion                        654          103,934  Straight-line over the requisite service period of 4 years
New Hire                       3,785          600,665  Straight-line over the requisite service period of 4 years
New Hire                         273           43,005  Straight-line over the requisite service period of 4 years
                             322,650        3,474,870


      (a) The Company did not issue options from the period July 3, 2005 to August 7, 2005.

      (b) ISO = incentive stock option; NQSO = non-qualified stock option.